FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated October 14, 2016

TRANSLATION
Autonomous City of Buenos Aires, October 14, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Transfer of participating interests in Río Neuquén and Aguada de la Arena in favor of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, and following up on the information disseminated to the market through Relevant Information dated May 13, 2016, we report that the transfer of the participating interests in the exploitation concessions  between YPF S.A. ("YPF") and Petrobras Argentina S.A. was completed on this date as follows: (i) 33.33% participating interest in the Río Neuquén area, located in the Province of Neuquén and the Province of Río Negro, for a price of US$72 million (seventy-two million US dollars); and (ii) 80% participating interest in the Aguada de la Arena area, located in the Province of Neuquén, for a price of US$68 million (sixty-eight million US dollars).

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: October 14, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer